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                                                  Filed by LSI Logic Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: C-Cube Microsystems Inc.
                                                  Commission File No.: 333-58862


FOR IMMEDIATE RELEASE

CONTACTS: MEDIA RELATIONS                                     INVESTOR RELATIONS
          Kevin Brett                                         Diana Matley
          408-433-7150                                        408-433-4365
          kbrett@lsil.com                                     diana@lsil.com

CC01-50

LSI LOGIC ANNOUNCES SUBSEQUENT OFFERING PERIOD FOR ITS C-CUBE ACQUISITION

     Strategic Acquisition Combines Product Lines, Sales Channels and Technology Development Strengths of Two Consumer and Communications Market Leaders

     MILPITAS, Calif., May 11/PRNewswire/ - LSI Logic Corporation (NYSE: LSI) announced today that it has acquired the majority ownership of C-Cube Microsystems Inc. (Nasdaq: CUBE) bolstering LSI Logic's portfolio of silicon and software solutions for global consumer and communications markets. The transaction is valued at approximately $850 million.

         The acquisition was completed through an exchange offer by its wholly owned subsidiary, Clover Acquisition Corp. for all of the outstanding shares of common stock of C-Cube, at an exchange ratio of 0.79 of a share of LSI Logic common stock for each share of C-Cube common stock that was validly tendered and not properly withdrawn.

     The exchange offer commenced on April 13 and expired at midnight EDT on Thursday, May 10. All shares of C-Cube common stock validly tendered and not properly withdrawn prior to the expiration of the exchange offer have been accepted for exchange and will be exchanged promptly for shares of LSI Logic common stock. Approximately 43.6 million shares of C-Cube common stock (including shares tendered through notice of guaranteed delivery) were validly tendered and not properly withdrawn prior to the expiration of the exchange offer, which


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constitutes approximately 86 percent of the total number of outstanding shares of C-Cube common stock.

     After the expiration of the subsequent offering period, LSI Logic intends to complete the acquisition of C-Cube by merging Clover Acquisition Corp. into C-Cube, after which C-Cube will become a wholly owned subsidiary of LSI Logic. The transaction is expected to be accretive to LSI Logic's earnings per share before goodwill amortization and other special items (EBG) this year and will be accounted for using the purchase method of accounting.

     LSI Logic also announced today that it has elected to provide a subsequent offering period in connection with the exchange offer. The subsequent offering period will begin today at 9 a.m. EDT and will expire at midnight EDT on Thursday, May 24. During the subsequent offering period, LSI Logic will accept for exchange and exchange each share of C-Cube common stock that is validly tendered for 0.79 of a share of LSI Logic common stock, which is the same exchange ratio offered for shares of C-Cube common stock tendered in the initial exchange offer, promptly after such C-Cube shares are tendered. Shares of C-Cube common stock tendered during the subsequent offering period may not be withdrawn.

     "This strategic acquisition brings the combined strengths of two technology leaders to the global consumer electronics marketplace," said Wilfred J. Corrigan, LSI Logic's Chairman and CEO. "LSI Logic will now compete in worldwide cable modem, cable set-top box, DVD and other major markets. In turn, C-Cube will have access to LSI Logic technologies, engineering talent and global sales channels. The net effect of this transaction is an enhanced competitive position for LSI Logic in rapidly converging consumer and communications markets."

     "We are excited about the opportunity to combine our complementary engineering skill sets and consumer-market position into LSI Logic," said Umesh Padval, C-Cube's President and CEO. "Our combined strengths will enable us to provide a complete array of technologies for high-growth cable, satellite, terrestrial and DSL set-top boxes, DVD as well as new, emerging markets such as home media servers and residential gateways. All of the critical technologies are now in place to capitalize on the rapidly growing market for the networked digital home."

     LSI Logic's consumer and communications market offerings include: satellite digital set-top boxes, terrestrial digital set-top boxes and DSL. C-Cube is a leading provider of silicon-based solutions



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for digital set-top box, DVD and emerging audio-video CODEC-based applications, such as personal video recording (PVR), home media services, recordable DVD, residential gateway and streaming video.

     C-Cube's customers in its target markets include: Sony, Samsung, LG Electronics, JVC, BBK, Motorola, Nokia, Pinnacle, Harmonic, Sagem, Matrox and Pace. C-Cube, which reported $265 million in revenues in 2000, employs nearly 600 people worldwide.

     Last month, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the exchange offer. LSI Logic's registration statement filed in connection with the exchange offer was declared effective by the Securities and Exchange Commission on April 26.

     SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS: The statements made in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. LSI Logic's actual results in future periods may be materially different from any performance suggested in this news release. In the context of forward-looking information provided in this news release, reference is made to the discussion of risk factors detailed in LSI Logic's filings as made from time-to-time with the Securities and Exchange Commission ("SEC"), including but not limited to filings made during the past 12 months.

     ADDITIONAL INFORMATION AND WHERE TO FIND IT: Investors and security holders are advised to read LSI Logic's registration statement on Form S-4 and the tender offer statement on Schedule TO with respect to the exchange offer and C-Cube's solicitation/recommendation statement on Schedule 14D-9, and any amendments or supplements to these documents. These documents contain important information about the exchange offer and the merger. Investors and security holders are urged to read these documents carefully and may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition to the registration statement on Form S-4, the Schedule TO and the Schedule 14D-9, LSI Logic and C-Cube each file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and copy any reports, statements or other information filed by LSI Logic or C-Cube at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, New York or Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference room.

     ABOUT LSI LOGIC: LSI Logic is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 408-433-8000, http://www.lsilogic.com.

     ABOUT C-CUBE: C-Cube is a worldwide leader in digital media processing and is leading the way with new communication processors and networked consumer products. With a focus on DVD, set-top boxes and CODEC enabled products, C-Cube is driving the technology for the "networked digital home." C-Cube is headquartered in Milpitas, California and has offices in North America, Europe and Asia. For more information please visit C-Cube's web site at http://www.c-cube.com. C-Cube, the C-Cube logo or registered trademarks are the property of their respective owners.


Editor's Notes:


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1.   All LSI Logic news releases (financial, acquisitions, manufacturing, products, technology etc.) are issued exclusively by PR Newswire and are immediately thereafter posted on the company's external website, http://www.lsilogic.com.

2.   The LSI Logic logo design is a registered trademark of LSI Logic
     Corporation.

3. All other brand or product names may be trademarks or registered trademarks of their respective companies.







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